Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hylio, Inc.
1020 Agnes Road
Richmond, TX 77469
https://www.hyl.io

Up to $1,220,530.80 in Common Stock at $21.90
Minimum Target Amount: $19,994.70

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Hylio, Inc.
Address: 1020 Agnes Road, Richmond, TX 77469
State of Incorporation: TX
Date Incorporated: January 08, 2015

Terms:

Equity

Offering Minimum: $19,994.70 | 913 shares of Common Stock
Offering Maximum: $1,220,530.80 | 55,732 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $21.90
Minimum Investment Amount (per investor): $394.20

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Reservations Bonus | 10% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

Loyalty Bonus | 10% Bonus Shares

As you are a previous investor, a loyal Hylio customer, and/or a friend/family member of Hylio, Inc., you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ in the first 2 weeks = Perk1 (Exclusive Hylio Investor Hat) + 3% bonus shares.

Early Bird 2: Invest $5,000+ in the first 2 weeks = Perk1 + Perk2 (Access to Hylio Owners Community Discord Channel) + 5% bonus shares.

Early Bird 3: Invest $10,000+ in the first 2 weeks = Perk1 + Perk2 + Perk3 (Access to virtual, quarterly update call from CEO) + 8% bonus shares.

Early Bird 4: Invest $20,000+ in the first 2 weeks = Perk1 + Perk 2 + Perk3 + Perk4 (Hylio HQ Site Tour and Meet-And-Greet with Founders - Travel fees NOT included) + 10% bonus shares.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $10,000+ between the 40th - 45th day and receive 5% bonus shares.

Flash Perk 2: Invest $10,000+ between the 60th - 65th day and receive 5% bonus shares.

Amount-Based:

Tier 1 Perk: $1,000+ = Perk1 (Exclusive Hylio Investor Hat).

Tier 2 Perk: $5,000+ = Perk1 + Perk2 (Access to Hylio Owners Community Discord Channel) + 1% bonus shares.

Tier 3 Perk: $10,000+ = Perk1 + Perk2 + Perk3 (Access to virtual, quarterly update call from CEO) + 3% bonus shares.

Tier 4 Perk: $20,000+ = Perk1 + Perk 2 + Perk3 + Perk4 (Hylio HQ Site Tour and Meet-And-Greet with Founders - Travel fees NOT included) + 5% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Hylio Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $21.90/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $2,190. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus, and the Audience Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Hylio designs, manufactures, and provides innovative UAS (unmanned aerial systems), that automate precision agriculture processes. Using Hylio's technology, farmers & operators can apply crop treatments directly to problem areas, allowing farmers to increase yields while lowering costs and environmental impact. Based in Texas, Hylio is proudly American-owned and operated. Hylio's mission is to feed more people, at lower costs, with US-made systems. Hylio, Inc. was incorporated on January 08, 2015, in the state of Texas.

Competitors and Industry

China-based companies, such as DJI and XAG are the largest players in the sector at the moment and are Hylio's primary, direct competition. Hylio currently holds an estimated 10-20% of the US market, with these Chinese firms holding the other 80%+. These companies excel at mass production and low initial price point, but their reliability, after-sales support, and software are lacking. While Hylio's systems typically have a higher initial price point than our Chinese counterparts', we have seen, in direct comparison trials with 3rd party evaluators, that our systems can be more effective and efficient, thus providing higher overall return on investment thanks in part to Hylio's robust hardware and intuitive software. Hylio's swarm control technology is widely considered to be the most advanced in the industry, leading Hylio to receive the first ever permission from the FAA in Feb. 2024 to swarm heavy-lift, agricultural UAS. Hylio's swarm technology, as well as other technologies it is currently developing, such as automated refill/recharge stations, AI weed ID tools, and hybrid-fuel systems, are key advantages that could continue to provide Hylio a competitive edge over the foreign-made systems in terms of productivity and overall return on investment.

Hylio, as an American-owned and operated company, is able to establish a nationwide service and distribution network that aligns with the typical American farmer's values, needs, and wants better than these foreign competitors could; offering more timely and effective service. Furthermore, the U.S. government has identified that Chinese-made UAS, especially those produced by DJI, may be cause for national security concern.

The U.S. government has recently taken a number of measures intended to economically restrict, and in some cases outright ban, foreign-made drone technology within the United States, particularly those from "covered nations" which include The People's Republic of China, Russia, Iran, North Korea, among others. One notable example is Section 1709 of the National Defense Authorization Act (NDAA) FY2025, which passed Congress and was signed into law by President Biden in December of 2024. The bill mandates that within a year of its passing, a designated National security agency must evaluate whether or not drone technology made by China-based drone manufacturers, DJI and Autel, poses an "unacceptable risk" to US national security or the safety of American citizens. If they are found to pose this risk, then they are to be placed on the FCC's "covered entities" list immediately, preventing them from accessing US telecoms networks, effectively banning their use altogether in the country. If no determination is made by the agency by the 1-year anniversary of the bill's ratification

(December 25'), then DJI and Autel will automatically be placed on this FCC Covered Entities list. Additionally, the US Customs and Border Protection (US CBP) agency has been since October 24', and continues to block importation of many DJI products, citing the Uyghur Forced Labor Protection Act and alleging that DJI is violating the rights of people in the Xinjiang province. This has reportedly prompted DJI to list all of its products online for American buyers as "out of stock", making it difficult for would-be buyers to import and purchase DJI drone products within the United States. Regardless of the final outcome of the security review conducted in regards to the NDAA FY25', or whether or not US CBP DJI embargo continues, these actions taken by the US government demonstrate that there is serious concern with foreign-made UAS in the United States, and therefore strong demand for a domestic company, such as Hylio, to provide a competitive alternative.

Current Stage and Roadmap

Hylio is post-revenue with commercialized products in the market that generate healthy, positive cash flow for the company. Usually, most of Hylio's profits are invested back into growing the company. Funds raised at this stage will be used to further catalyze the company's growth in a number of ways:

In 2024, Hylio began development on multiple new products such as remote sensing UAS, AI-powered agronomic analysis tools (such as machine learning for weed identification), automated refill-recharge stations, enterprise management software tools, and more. These products are expected to substantially grow Hylio's market share by both vastly improving the effectiveness and productivity of our existing offerings and by also expanding our product portfolio to capture entirely new market segments we were not previously addressing.

Hylio plans to significantly improve its production capabilities in order to meet the rapidly growing demand in its industry. In Q2 24', Hylio completed a new 40,000 sq. ft. production facility, which, when combined with previous facilities, brings Hylio's total footprint to approximately 60,000 sq. ft. With the recent addition of the new facility, Hylio has already increased its production rate from approximately 500 units per year to 1500 drones per year, a tripling of production output. Furthermore, at full capacity with these facilities, Hylio plans to achieve a production rate of 5,000 or more units per year. This represents a ~10x production output increase when compared to Hylio's capabilities before the facility was added. This production increase is predicted to translate to a 5-10x revenue increase per year (dependent on the specific proportion of models produced).

Hylio plans to execute various business development and marketing strategies to grow its market share and increase its footprint. Primarily, Hylio will focus efforts on growing its distribution and support network in order to increase sales volumes and to offer better and more expedient service to our customers throughout the country. With its in-house media team, Hylio will produce high-quality promotional content that will be distributed via popular platforms such as YouTube, Facebook, Instagram, LinkedIn, and more. Hylio will continue to maintain a professional presence at large-scale agricultural and farming trade shows such as Husker Harvest Days, Commodity Classic, World Ag Expo, Farm Progress Show, and more.

The Team

Officers and Directors

Name: Arthur Erickson

Arthur Erickson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Co-Founder, and Director
  Dates of Service: January, 2015 - Present
  Responsibilities: Executive management, business and product development, strategy, and scaling. Arthur currently receives a $200,000 salary and holds ~22.129 equity.

Name: Nikhil Dixit

Nikhil Dixit's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer, Co-Founder, and Director
  Dates of Service: January, 2015 - Present
  Responsibilities: Technological strategy, product design, managing developers and engineers. Nikhil receives a salary of $200,000 and holds ~22.129 equity.

Other business experience in the past three years:

- Employer: NVIDIA

Title: Sr. Computer Architect
Dates of Service: June, 2017 - September, 2022
Responsibilities: Nikhil developed GPU architecture features for AI and ray-tracing.

Name: Nicholas Nawratil

Nicholas Nawratil's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer, Co-Founder, and Director
  Dates of Service: May, 2017 - Present
  Responsibilities: Managing manufacturing, fleet operations, support infrastructure, and regulatory compliance.
  Nicholas receives a salary of $90,000 and holds ~22.129 equity.

Name: Mike Oda Jr.

Mike Oda Jr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer, Co-Founder, and Director
  Dates of Service: January, 2015 - Present
  Responsibilities: Financial management, accounting, financial strategy, sales and marketing strategy. Mike currently receives a salary compensation of $100,000 per year and holds ~22.129% equity.

Other business experience in the past three years:

- Employer: Pacific Arc
  Title: President
  Dates of Service: August, 2017 - August, 2024
  Responsibilities: Management

Other business experience in the past three years:

- Employer: PrimeTime Dining
  Title: President
  Dates of Service: August, 2017 - August, 2024
  Responsibilities: Management

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

In the United States the use of our UAS for their intended use is regulated by the FAA, EPA, and possibly other regulatory bodies on the Federal, State, and Local levels depending on the operation. U.S. regulations that pertain to UAS, including crop-spraying UAS, are prone to change.

We inform all of our clients of the existence and necessity of these regulations; ultimately the customers are responsible for ensuring that their use of our products is in accordance with all applicable laws and regulations. The use of our UAS products, and UAS in general, may become more or less regulated in the future; it is difficult to predict what the regulatory agencies will decide to do. The existence of the current regulations, or future regulations, may pose a barrier to the expansion of our sales within the United States. This barrier to the expansion of our sales may cause the value of your investment to decline.

Use and sale of our products outside of the United States may be affected by various laws and regulations. These include import/export laws and regulations.

Most countries have their own equivalents to the FAA and EPA that may impose laws and regulations on the use and sale of our products within their country. Navigating these regulations in order to conduct business outside of the U.S. may cause Hylio to incur additional expenses that affect its income and/or profitability. These financial factors may cause your investment to lose value. Additionally, Hyio is required to comply with all applicable domestic and foreign export control laws, including the International Traffic in Arms Regulations and the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

We may face litigation that could affect our business, financial condition, and results of operations.

On August 29, 2025, former customer Timothy Minton filed a civil lawsuit against us in the U.S. District Court for the Western District of Kentucky. The suit relates to his July 2023 purchase of two pre-owned AG-130 agricultural unmanned aerial systems for $89,300. Mr. Minton alleges breach of contract, breach of warranty, and fraud, claiming he was unaware the units were pre-owned, they were not in expected condition, and that we failed to honor warranty terms for issues during normal use. He seeks compensatory and punitive damages, plus relief for about $110,000 in financing debt he attributes to us. We view these claims as meritless and false. For instance, we informed Mr. Minton before the sale that new AG-230 models were unavailable in his desired timeframe, but pre-owned AG-130 units (prior-generation) were, and he agreed to buy them for quicker delivery. The pre-payment invoice clearly listed them as AG-130s, showing his awareness. Our warranty excludes operator error; records indicate Mr. Minton declined offered complimentary training multiple times, admitted not reading the operations manual until over a year later, and caused damage through operator errors. We have filed a motion to dismiss and anticipate the case will be dismissed or resolved favorably without liability. We believe the suit arises from Mr. Minton's unrelated personal financial issues. Litigation outcomes are unpredictable, and we cannot guarantee success on our motion or in defense. Defending the suit may involve time and costs, potentially diverting management focus. If unsuccessful, we might pay damages exceeding the purchase price, impacting our finances. However, the estimated total costs, even if we do not prevail in our defense, are relatively minor in comparison with Hylio's revenue and available cash reserves and therefore do not pose a serious financial risk when viewed holistically. An unfavorable result could affect our reputation or customer relations, though we consider this unlikely given the facts. Even if we prevail, litigation expenses could affect us. Similar claims may arise in the future.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Arthur Erickson	1,924,350	Common Stock	22.129%
Nikhil Dixit	1,924,349	Common Stock	22.129%
Mike Oda	1,924,350	Common Stock	22.129%
Nick Nawratil	1,924,349	Common Stock	22.129%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 55,732 of Common Stock.

Common Stock

The amount of security authorized is 10,366,856 with a total of 9,209,400 outstanding.

Voting Rights

One vote per share, please see below that the voting rights of securities sold in this offering contain a voting proxy.

Material Rights

Stock Options

The total amount outstanding includes 450,000 of shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 50,000 of shares to be issued pursuant to stock options outstanding.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $2,000,013.12
  Number of Securities Sold: 152,208
  Use of proceeds: Marketing, R&D, Inventory, Operations.
  Date: July 09, 2025
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $4,645,093.96
  Number of Securities Sold: 319,917
  Use of proceeds: Marketing, R&D, Inventory, Operations.
  Date: August 16, 2025
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $118,429.75
  Number of Securities Sold: 8,265
  Use of proceeds: N/A
  Date: August 16, 2025
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Fiscal Year ending December 31, 2024 Revenue was $11,224,957

Revenue for the 2024 Fiscal Year was primarily generated from the sale of UAS products. The revenue increase between 2024 and 2023 was approximately 35.35%. The revenue increase was due to a variety of factors including: successful marketing and sales campaigns, improved product, improved brand recognition, and higher production capability. In 2023 & 2024, Hylio sold UAS products to a variety of customers, including government entities, large corporations, agribusinesses, individual farms, and distributors/resellers.

Cost of Sales

Hylio's Cost of Sales in 2023 was approximately 56%; in this year, Hylio's primary costs were Cost of Good Sold associated with the sale of UAS products.

Hylio's Cost of Sales in 2024 was approximately 51%; in this year, Hylio's primary costs were Cost of Good Sold associated with the sale of UAS products.

The decrease of Cost of Sales in 2024 was largely due to efficiency gains from buying more inventory in larger quantities.

Gross Margins

Hylio's targeted gross margins in 2023/2024 were approximately 55% when selling direct to the consumer and approximately 40% when selling to dealers/resellers. Hylio's Gross Profit in 2023 was $3,652,805 and in 2024 was $5,512,512. The increase in gross profit was largely due to efficiency gains from buying more inventory in larger quantities.

Expenses

Hylio's Company Expenses consist of sales, marketing, leasing, legal, expenses as well as compensation to employees/contractors.

2023 Operating Expenses were: $3,345,023

2024 Operating Expenses were: $5,157,625

The approximately $1,812,602 increase in operating expenses from 2023 to 2024 arose from increased Sales, Marketing, and General Administrative costs associated with Hylio's growth and expansion.

Historical results and cash flows:

Hylio's historical financial results display rapid revenue growth year over year. Hylio is confident that similarly strong revenue growth trends will continue in the future.

In its earlier years, Hylio primarily utilized cash from loans, angel investors, and founders in order to fund the infrastructure, marketing, and manpower needed for initial commercialization. In 2024, Hylio was able to access significant profits from sale of its UAS products to fund its expansion and growth. Going forward, Hylio will generate cash for growth by both selling equity and by selling its products and services. Hylio will be able to access increasingly large amounts of credit from lending institutions as its sales continue to grow.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Revolving Line of Credit available from Allegiance Bank for $2,000,000 - outstanding balance of $1,214,462.48, Cash on Hand is approximately $1M as of September 30th, 2025.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds of the StartEngine campaign are not critical to company operations.

Cash on Hand and Revolving LOC are strong to support and grow the current business for the foreseeable future.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds will be necessary for Hylio to accelerate growth at a rapid pace and will be required for expedited market proliferation, but are not strictly necessary for the survival/viability of the company in general. If Hylio raises the maximum of $1,220,530.80.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Given our current average rate of sales and expenses, as referenced in our financial statements, Hylio will be able to operate indefinitely even if we only raise the minimum amount.

How long will you be able to operate the company if you raise your maximum funding goal?

Hylio will be able to operate indefinitely, based on current sales and expenses figures (as referenced in our financial statements), regardless of whether or not we raise our maximum goal of $1,220,530.80.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

Hylio intends to raise a Reg A round on the StartEngine platform within the next 2 years.

Indebtedness

- Creditor: Stellar Bank - Line of Credit
  Amount Owed: $1,174,659.89
  Interest Rate: 8.9%
  Maturity Date: August 24, 2026
  The Company entered into a Line of Credit agreement with Stellar Bank during fiscal year 2024. The credit facility size is $2,000,000 The interest rate is 8.9%% per annum with maturity date October 24, 2026. The total outstanding balance as of December 31, 2023 and December 31, 2022 was $305,094 and $250,000, respectively. The entire balance is classified as current.

- Creditor: Stellar Bank - 10 Yr Commercial
  Amount Owed: $909,837.78
  Interest Rate: 9.5%
  Maturity Date: March 29, 2034

- Creditor: Gulf Coast Economic Development District, Inc.
  Amount Owed: $867,302.97
  Interest Rate: 4.0%
  Maturity Date: February 01, 2034

- Creditor: Shareholders Loan - Mike Oda
  Amount Owed: $76,513.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2036

- Creditor: SBA EIDL
  Amount Owed: $50,231.00
  Interest Rate: 3.75%
  Maturity Date: May 25, 2050

Related Party Transactions

- Name of Person: Nicholas Nawratil
  Relationship to Company: Director
  Nature / amount of interest in the transaction: From July 2021, the company issued two promissory notes to one of its owners and officers, Nicholas Nawratil, in the aggregate amount of $ 355,035. The notes bear an interest rate of 2% per annum. The accrued interests, together with the entire principal, shall be due and payable on the tenth anniversary from notes issuance ('Maturity date'), ranging from 2021 through 2031. As of September 17, 2025, the outstanding balance of this note is in the amount of $215,036. As of September 17, 2025, the accrued interest on the note is in the amount of $21,985 As of December 31, 2024, and December 31, 2023, the outstanding balance of this note is in the amounts of $215,036 and $265,035. As of December 31, 2024, and December 31, 2023, accrued interest on the notes is in the amounts of $21,985 and $15,885, respectively.
  Material Terms: As of September 17, 2025, the outstanding balance of this note is in the amount of $215,036. As of September 17, 2025, the accrued interest on the note is in the amount of $21,985. The note has been classified as non-current, and the accrued interest as non-current. As of December 31, 2023, and December 31, 2022, accrued interest on the notes is in the amounts of $15,885.33 and $9,784.63, respectively. The note has been classified as non-current, and the accrued interest as non-current.

- Name of Person: Elena Oda
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: The Company entered into a lease agreement for building and land

with an immediate family member of Mike Oda, CFO, and therefore a related party. Rental payments ended September 17th were $432,200.27. Rental payments made during the years ended December 31, 2024, and 2023 were $266,672 and $97,050, respectively.
Material Terms: None

- Name of Person: Mike Oda
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: The Company entered into a contracted service agreement for certain services with an immediate family member of Mike Oda, CFO, and therefore a related party. Total payments made during the years ended December 31, 2024, and 2023 under this arrangement were $10,015 and $1,406, respectively.
  Material Terms: As of September 2025 this contracted service agreement is no longer in place.

- Name of Person: Pamela Pritchard
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: The Company entered into a contracted service agreement for recruiting services with an immediate family member of Nicholas Nawratil, COO, and therefore a related party. Total expenses incurred under this arrangement for the years ended December 31, 2024, and 2023 were $44,423 and $35,961, respectively.
  Material Terms: As of September 2025 this contracted service agreement is no longer in place.

Valuation

Pre-Money Valuation: $201,685,860.00

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. The Company only has Common Stock outstanding. In making this calculation, we have assumed that all outstanding options are exercised and all shares reserved for issuance are issued. We currently do not have any convertible securities. The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $19,994.70 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Production & Operations
  92.5%
  Hylio is already an established market player with revenues and positive cash flow in the millions of dollars. $19,994.70 is a relatively small sum when compared to our day-to-day revenue and expenses. These funds would simply go into production & operations, meaning they would be used for payroll, inventory, and other day-to-day expenses for running the business.

If we raise the over allotment amount of $1,220,530.80, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  52.5%
  In a highly competitive and rapidly evolving industry, Hylio must continue to improve its existing products and develop entirely new technologies in order to maintain its edge in the marketplace. Hylio will use the majority of these raised funds to bolster its engineering staff and resources in order to develop innovative technologies such as hybrid-powered UAS, remote sensing UAS, AI tools for weed ID and treatment optimization, enterprise software features, and more.

- Production and Operations
  30.0%
  In order to meet rapidly rising demand for its products, Hylio must scale its production capabilities significantly. A sizable portion of the funding will be deployed towards completion and optimization of a new, approximately 40,000 sq. ft. production facility. At full capacity, Hylio plans to produce 5,000+ UAS units per year in this new facility.

- Business Development
  10.0%

Hylio will utilize a relatively smaller portion of the funding to launch sales and marketing campaigns focused on capturing both retail sales to end users as well as wholesale distribution to established agricultural equipment dealers around the country. Hylio will utilize its in-house media team to produce high quality promotional content which will be distributed across popular platforms such as YouTube, Facebook, Instagram, LinkedIn, and more.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.hyl.io (https://www.startengine.com/offering/hylio).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hylio

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Hylio, Inc.

[See attached]

HYLIO INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024
AND
DECEMBER 31, 2023

FINANCIAL STATEMENTS:



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Hylio, Inc.
Richmond, Texas

Opinion

We have audited the financial statements of Hylio, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2024, and 2023 and the related statements of operations, changes in stockholders' equity, and cash flows (collectively, the "financial statements") for the period ending December 31, 2024, and 2023 and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023 and the result of its operations and its cash flows for the period ending December 31, 2024, and 2023 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

April 17, 2025
Los Angeles, California

HYLIO INC.
Balance Sheets

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,499,710	$	733,583
Accounts Receivable		1,575,708		-
Inventory		3,145,610		3,400,204
Prepaids and Other Current Assets		22,908		46,207
Total Current Assets		6,243,936		4,179,994
Property and Equipment, net		402,527		81,686
Intangible Assets, net		1,811,017		1,023,819
Loans Granted, related party		215,036		265,035
Righ of use assets, net		56,574		146,429
Deferred Tax Asset		84,181		-
Total Assets	$	8,813,271	$	5,696,963
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable and accrued liabilities	$	822,429	$	622,689
Accounts Payable, Related Party		150,000		-
Deferred Revenue		2,831,591		2,197,276
Credit Cards		167,523		125,998
Short Term Loans		1,499,672		305,094
Line of Credit, current portion		162,259		162,129
Lease liability, current portion		58,241		85,855
Other Current Liabilities		22,875		14,435
Total Current Liabilities		5,714,590		3,513,476
Line of Credit		1,772,706		689,978
Shareholder Loan		76,513		76,513
Lease liability		-		62,241
Total Liabilities		7,563,809		4,342,208
STOCKHOLDERS EQUITY				
Common Stock		853		951
Additional Paid in Capital		1,200,060		1,389,677
Equity Issuance Costs		(125,655)		(91,776)
Retained Earnings		174,204		55,903
Total Stockholders' Equity		1,249,462		1,354,755
Total Liabilities and Stockholders' Equity	$	8,813,271	$	5,696,963

See accompanying notes to financial statements.

HYLIO INC.
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,		2024		2023
(USD $ in Dollars)				
Net Revenue	$	11,224,957	$	8,293,164
Cost of Goods Sold		5,712,445		4,640,359
Gross profit		**5,512,512**		**3,652,805**
Operating expenses				
General and Administrative		4,661,826		3,023,213
Sales and Marketing		495,799		321,810
Total operating expenses		**5,157,625**		**3,345,023**
Net Operating Income		**354,887**		**307,782**
Interest Expense		(168,728)		(38,981)
Other Income/(Loss)		(49,954)		16,676
Income before provision for income taxes		**136,205**		**285,477**
Benefit/(Provision) for income taxes		(17,904)		-
Net Income	$	**118,301**	$	**285,477**
Earnings Per Share Basic	$	0.01	$	0.03
Earnings Per Share Diluted	$	0.01	$	0.03

See accompanying notes to financial statements.

HYLIO INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Equity Issuance Costs	Retained earnings	Total Shareholder Equity
Balance—December 31, 2022	**9,808,125**	**$ 981**	**$ 1,839,847**	**$ (91,776)**	**$ (229,574)**	**$ 1,519,478**
Shares repurchased	(300,000)	(30)	(450,170)	-	-	(450,200)
Adjutments related to prior year	-	-	-	-	-	-
Net income	-	-	-	-	285,477	285,477
Balance—December 31, 2023	**9,508,125**	**$ 951**	**$ 1,389,677**	**$ (91,776)**	**$ 55,903**	**$ 1,354,755**
Shares repurchased	(1,094,949)	(109)	(1,642,505)	-	-	(1,642,614)
Issuance of common stock	113,926	11	1,452,888	(33,879)	-	1,419,021
Net income	-	-	-	-	118,301	118,301
Balance—December 31, 2024	**8,527,102**	**$ 853**	**$ 1,200,060**	**$ (125,655)**	**$ 174,204**	**$ 1,249,462**

See accompanying notes to financial statements.

HYLIO INC.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Profit before taxes	$ 136,205	$ 285,477
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation of Property	86,646	289,941
Amortization of Intangibles	323,721	157,969
Changes in operating assets and liabilities:		
Accounts Receivable	(1,575,708)	-
Inventory	254,594	(2,544,375)
Prepaids and Other Current Assets	23,299	557,891
Accounts payable and accrued liabilities	97,655	550,665
Accounts Payable, Related Party	150,000	
Deferred Revenue	634,315	1,086,218
Credit Cards	41,525	(6,555)
Other Current Liabilities	8,440	16,073
Net cash provided by operating activities	**180,692**	**393,303**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(407,487)	(346,540)
Purchases of Intangible assets	(1,110,919)	(663,958)
Net cash used in investing activities	**(1,518,406)**	**(1,010,498)**
CASH FLOW FROM FINANCING ACTIVITIES		
Common stock issued for cash net of offering costs	1,419,021	-
Payments for repurchased shares	(1,642,614)	(450,200)
Line of Credit, borrowings	2,277,436	779,925
Loans Granted, related party	49,999	40,002
Net cash provided by financing activities	**2,103,841**	**369,727**
Change in Cash	**766,127**	**(247,468)**
Cash—beginning of year	733,583	981,051
Cash—end of year	**$ 1,499,710**	**$ 733,583**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ (168,728)	$ (38,981)

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Hylio, Inc. was incorporated on January 08, 2015, in the state of Texas. The financial statements of Hylio Inc. (which may be referred to as the "Company", "we", "us", "our" or "Hylio") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Richmond, Texas.

Hylio designs, manufactures, and provides innovative UAS (unmanned aerial systems), that automate precision agriculture processes. Using Hylio's technology, farmers & operators can apply crop treatments directly to problem areas, allowing farmers to increase yields while lowering costs and environmental impact. Based in Texas, Hylio is proudly American-owned and operated. Hylio's mission is to feed more people, at lower costs, with US-made systems.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents exceeded FDIC-insured limits by $796,211 and $147,482, respectively.

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivable are recorded at the original invoiced amount, less an allowance for expected credit loss, and are primarily due from customers. Effective January 1, 2023, the Company adopted ASC 326, *Financial Instruments - Credit Losses*, which requires the use of the CECL model to estimate expected credit losses over the life of the receivables. The CECL model is designed to reflect lifetime expected credit losses and is updated periodically based on changes in economic conditions.

The Company evaluates the allowance for doubtful accounts on a collective basis by grouping receivables with similar risk characteristics. This estimate is based on historical credit loss experience, adjusted for current conditions and reasonable forecasts of future economic conditions. The allowance is calculated by considering various factors, including aging of receivables, customer creditworthiness, past collection trends and future outlooking factors.

For the year ending December 31, 2024, the allowance for expected credit loss reflects the estimated losses expected over the receivables' contractual term. Management will adjust this allowance as necessary to reflect changes in circumstances that impact the collectability of outstanding receivables. As of December 31, 2024, and 2023, the expected credit loss is deemed to be immaterial.

Inventories

Inventories are valued at the lower of cost or net realizable value. Direct costs relating to raw materials and finished goods, which are determined using an average costing method, are considered part of inventories.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred, and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal, and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Buildings & Improvements	15 Years
Equipment	5-7 Years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level at which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors, including but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

Software Development and R&D Costs

The Company capitalizes on software development and R&D costs once technological feasibility is established and determines that such costs are recoverable against future net sales. The company evaluates technological feasibility on a product-by-product basis. Once technological feasibility is established, costs are capitalized. Amounts related to development for which technological feasibility is not yet met are charged as incurred to the statement of operations.

Commencing upon product release, capitalized costs are amortized as period expense in statements of operations, based on the ratio of current gross sales to total projected gross sales.

Amortization is computed over the estimated useful lives of the related asset type. The estimated service lives for intangibles are as follows:

Category	Useful Life
Software	5 years
Research & Development	5 Years

Income Taxes

Hylio Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of

goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues primarily from the sale of its UAS (Unmanned Aerial Systems) products to a variety of customers, including government entities, large corporations, agribusinesses, individual farms, and distributors/resellers. Revenue is recognized when the goods are shipped to the customers and the Company satisfies its performance obligations stipulated under the contract with the customer, which satisfies the ASC-606 revenue recognition criteria.

Cost of Sales

Costs of goods sold include the cost of equipment sold, cost of direct labor, federal excise tax, freight and inwards delivery, cost of packaging and supplies, and any other directly attributable costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $495,799 and $321,810, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 17, 2025, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2022.

We adopted the standard effective January 1, 2023 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of right-of-use assets and lease liabilities on the balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including the lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease right-of-use assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over the lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2023

The cumulative effects of the changes made as a result of the adoption of the accounting standard update on leases are disclosed in the footnotes below.

3.   INVENTORY

As of December 31, 2024, and December 31, 2023, inventory consists of:

As of Year Ended December 31,	2024	2023
Raw Materials	3,145,610	3,400,204
Total Inventory	**$ 3,145,610**	**$ 3,400,204**

4.   PROPERTY AND EQUIPMENT

As of December 31, 2024, and December 31, 2023, property and equipment consist of:

As of Year Ended December 31,	2024	2023
Buildings & improvements	$ 407,700	$ 79,401
Furniture & Equipment	587,250	508,062
Trailers	60,655	60,655
Property and Equipment, at Cost	**1,055,605**	**648,118**
Accumulated depreciation	(653,078)	(566,432)
Property and Equipment, Net	**$ 402,527**	**$ 81,686**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2024, and 2023 were in the amount of $86,646 and $289,941, respectively.

5.   INTANGIBLE ASSETS

As of December 31, 2024, and December 31, 2023, intangible asset consists of:

As of Year Ended December 31,	2024	2023
Software Development	1,369,425	998,047
Research & Development	1,400,135	660,595
Intangible assets, at cost	**2,771,584**	**1,660,665**
Accumulated amortization	(960,567)	(636,846)
Intangible assets, Net	**1,811,017**	**1,023,819**

Amortization expenses for the fiscal year ended December 31, 2024, and 2023, were in the amount of $323,721 and $157,969, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2024:

Period		Amortization Expense
2025	$	323,721
2026		323,721
2027		323,721
2028		323,721
Thereafter		516,133
Total	$	1,811,017

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,366,856 common shares. During 2024, the Company repurchased 1,094,949 shares of Common Stock from existing shareholders for $1.50 per share. During 2024, the company issued 113,926 common shares, with $1,452,888 cash raised. As of December 31, 2024, and December 31, 2023, shares outstanding were 8,527,102 and 9,508,125, respectively.

7. EARNINGS PER SHARE

The following table shows the computation of basic and diluted earnings per share for 2024 and 2023:

As of Year Ended December 31,		2024		2023
Numerator:				
Net Income/Loss	$	118,301	$	285,477
Denominator:				
Weighted Average Basic Shares Outstanding		8,527,102		9,508,125
Effects of dilutive securities		-		-
Waighted Average Dilutive Securities		8,527,102		9,508,125
Basic Earning Per Share	$	0.01	$	0.03
Dilutive Earning Per Share	$	0.01	$	0.03

8. DEBT

Loans

During the year 2020, the Company entered into an EIDL loan agreement with the Small Business Association with an original loan amount of $113,300. The facility had an interest rate of 3.75% per annum and monthly repayment installments of principal and interest. The loan matures in May 2050, and the principal balance outstanding as of December 31, 2024, and 2023 was $53,848 and $112,058, respectively. The loan is secured against all present and future goods, equipment, inventory, financial instruments, accounts, deposit accounts, general intangibles, and proceeds thereof, encompassing both tangible and intangible assets of the Company.

During the year ended December 31, 2022, the Company entered into an unsecured Credit Agreement with Capital Farm Credit for a principal amount of $15,218. The facility had an interest rate of 8% per annum. The principal amount outstanding under this facility as of December 31, 2024, and 2023 was $0 and $15,218, respectively.

During August 2023, the Company entered into a 10-year unsecured commercial loan agreement with Stellar Bank with a total draw-down facility limit of $1,000,000. The facility carries an interest rate of 9.50% per annum. The maturity date is set for August 2034, and the principal balance outstanding under this facility as of December 31, 2023, was $798,260. The loan is secured against all present and future goods, equipment, inventory, financial instruments, accounts, deposit accounts, general intangibles, and proceeds thereof, encompassing both tangible and intangible assets of the Company.

During 2024, the Company entered into an unsecured loan agreement with Gulf Coast Economic Development District, Inc., amounting to $1,000,000. The effective interest rate under the agreement is 4%, and the maturity date is set for 2034.

Lines of Credit

During August 2023, the Company entered into a line of credit with Stellar Bank with a total limit of $500,000. The line of credit bears an interest of 9.10% and is secured. As of December 31, 2024, and 2023, the total drawdown under this facility was $305,094 and $250,000, respectively. The loan is secured against the inventory assets of the company.

Shareholder Loan

During the year 2016, the Company entered into a loan agreement with a shareholder and, therefore, a related party. The loan is unsecured and does not bear any interest. The maturity date is set for 2036, and the principal balance outstanding under the loan as of December 31, 2024, and 2023 is $76,513 and $76,513, respectively.

Details of the loans outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2024			As of December 2023		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Gulf Coast Economic Development District	$ 1,000,000	4.00%	01/09/2024	01/02/2034	85,807	845,253	931,060	-	-	-
Stellar Bank - Line of Credit	500,000	9.10%	24/08/2023	26/08/2024	1,499,672	-	1,499,672	305,094	-	305,094
Stellar Bank - 10 YR Commercial	1,000,000	9.50%	10/10/2023	29/03/2034	69,600	884,074	953,674	155,277	642,983	798,260
SBA EIDL	113,300	3.75%	25/05/2020	25/05/2050	6,852	43,379	50,231	6,852	46,996	53,848
Shareholders loan	76,513	0.00%	2016	2036	-	76,513	76,513	-	76,513	76,513
Total					$ 1,661,931	$ 1,849,218	$ 3,511,149	$ 467,223	$ 766,491	$ 1,233,714

The summary of the future maturities is as follows:

As of December 31, 2024	2024
2025	$ 1,661,931
2026	162,129
2027	162,129
2028	162,129
2029	162,129
Thereafter	1,200,702
Total	$ 3,511,149

Leases

We have entered into lease agreements, mostly for certain business premises. Our lease has an original lease period expiring in 2025. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally does not contain any material residual value guarantees or material restrictive covenants. The cumulative effects of the changes made to our balance sheet as of December 31, 2024, as a result of the adoption of the accounting standard update on leases, were as follows:

	As of December 31, 2024
Assets	
Right of use asset, net	$ 56,574
Cash	-
Liabilities	
Current portion of lease obligation	56,574
Lease obligation	-
Equity	
Total	$ -

The aggregate minimum annual lease payments under operating leases in effect as of December 31, 2024, are as follows:

	As of December 31, 2024
2024	$ 56,574
2025	-
2026	-
2027	-
Thereafter	-
Total	$ 56,574

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

	2024	2023
Current		
Federal	$ 102,084	$ -
State	-	-
	$ 102,084	$ -
Deferred		
Federal	(84,181)	-
State	-	-
	(84,181)	-
Benefit/(Provision) for income taxes	$ 17,903	$ -

Significant components of the Company's deferred tax assets and liabilities are as follows:

As of December 31,	2024	2023
Components of Deferred Taxes Asset		
Basis differences in property and equipment	$ 84,531	$ 84,531
Deferred Tax Asset	**84,531**	**84,531**
Components of Deferred Taxes Liability		
Operating Leases	$ (350)	-
Deferred Tax Liability	**(350)**	**-**
Net Deferred Tax Asset	$ 84,181	$ 84,531

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had no federal cumulative net operating loss ("NOL") carryforwards, and the Company had no state net operating loss ("NOL") carryforwards. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

From July 2021, the company issued two promissory notes to one of its owners and officers, Nicholas Nawratil, in the aggregate amount of $ 355,035. The notes bear an interest rate of 2% per annum. The accrued interests, together with the entire principal, shall be due and payable on the tenth anniversary from notes issuance ('Maturity date'), ranging from 2021 through 2031. As of December 31, 2024, and December 31, 2023, the outstanding balance of this note is in the amounts of $215,036 and $265,035. As of December 31, 2024, and December 31, 2023, accrued interest on the notes is in the amount of $21,985 and $15,885, respectively.

The Company entered into a lease agreement for building and land with an immediate family member of Mike Oda, CFO, and therefore a related party. Rental payments made during the years ended December 31, 2024, and 2023 were $266,672 and $97,050, respectively.

The Company entered into a contracted service agreement for certain services with an immediate family member of Mike Oda, CFO, and therefore a related party. Total payments made during the years ended December 31, 2024, and 2023 under this arrangement were $10,015 and $1,406, respectively.

The Company entered into a contracted service agreement for recruiting services with an immediate family member of Nicholas Nawratil, COO, and therefore a related party. Total expenses incurred under this arrangement for the years ended December 31, 2024, and 2023 were $44,423 and $35,961, respectively.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through April 17, 2025, the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



 Invest in Hylio

Autonomous Drones for Precision Agriculture

Hylio designs, manufactures, and provides innovative drone systems that automate precision agriculture processes. Using Hylio's technology, farmers & operators can apply crop treatments directly to problem areas, allowing farmers to increase yields while lowering costs and environmental impact.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.







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OVERVIEW　　ABOUT　　TERMS　　UPDATES　　REWARDS　　DISCUSSION　　INV ›

Get Equity
$21.90 Per Share

PREVIOUSLY CROWDFUNDED ⓘ
$5,540,592.33

MIN INVEST ⓘ
$394.20

VALUATION
$201.69M

REASONS TO INVEST

⊘ **Transformative Products:** Hylio's proprietary drone technology aims to revolutionize precision agriculture and beyond, combining cutting-edge innovation with U.S.-made security and reliability in a dynamic industry.

⊘ **Significant Market Potential:** Hylio's UAS technology targets portions of three large markets totaling $556B by 2030: Ag Equipment ($377B), Drone Market ($100B), and Crop Protection ($79B), offering investors a chance to tap into multiple high-growth sectors.

⊘ **Proven Traction:** With over $7.5M raised* and $35M+ in lifetime revenue**, Hylio is trusted by industry leaders like USDA, Nutrien, Wilbur-Ellis, and King Ranch, demonstrating strong momentum and real-world validation

*The company has raised $8.38M combined from private offerings and prior Reg CF offerings.

**2025 revenue calculations are unaudited.

TEAM



Arthur Erickson • CEO, Director
Arthur's interest in UAS began at UT Austin while studying aerospace engineering. As a researcher there, he optimized UAS controls. Seeing the potential of UAS, Arthur and his co-founders founded Hylio in 2015. Arthur has led many successful product launches and the company's rapid growth. As Hylio co-founder and CEO, Arthur focuses on business and product development, strategy, and scaling.
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Nikhil Dixit • CTO, Director
Nikhil Dixit received degrees in electrical engineering and computer science from UT Austin and went on to receive a master's in computer architecture. As a gifted software engineer, Nikhil joined NVIDIA while in school and was chosen to lead an AI project there. Now as Hylio co-founder and CTO, he leads dozens of engineers and programmers as they develop Hylio's groundbreaking products and technologies.
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Nick Nawratil • COO, Director
Nick Nawratil first began working with UAS while studying aerospace engineering at UT Austin. With experience as the founder of an Austin-based utilities company, he adds supply chain, logistics, and personnel management expertise to the Hylio team. As co-founder and COO of Hylio, he now leads the scaling of Hylio's manufacturing, fleet operations, support infrastructure, and regulatory compliance.
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Mike Oda • CFO, Director
A lifelong entrepreneur, Mike Oda began managing many of his family's businesses at a young age including: distribution of engineering products, housing development, a restaurant, and a Wagyu cattle ranch. While juggling those responsibilities, he received a degree in Finance UT Austin. As Hylio co-founder and CFO, he leads its finance and accounting teams to help guide the company's aggressive expansion.
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THE PITCH

The Problem

We believe that current crop care methods can be dangerous, imprecise, and inefficient. In our view, these antiquated techniques must be replaced with smarter tools to sustainably produce more food on fewer acres to support a booming world population.



SPRAYING BY HAND
• Direct contact with potentially hazardous chemicals
• Slow and prone to human error
• Decreasing labor force
SPRAYING BY TRACTOR
• Expensive to purchase, operate, and maintain
• Tramples crops and causes harmful soil compaction
• Can't navigate challenging terrain or wet conditions
AIRPLANES & HELICOPTERS
• Expensive to purchase, operate, and maintain
• Incapable of spot treatment and prone to pesticide drift issues
• Dangerous piloting conditions leading to fewer pilots and rising liability costs

Our Solution



DATA ANALYSIS & PLANNING
SCOUTING
APPLICATION
THE HYLIO HIVE AT WORK
Fully Autonomous Crop Care Process
HANDS-FREE REFILL/RECHARGE

*ACRA landing pad pictured above not currently available on the market

Crop Care Transformed with Autonomous AgDrones

Hylio creates autonomous drone systems that are easy-to-use, effective, and reliable; putting the power of precision agriculture in the hands of farmers and operators around the globe. By combining functional and robust hardware with intelligent, intuitive software, we deliver a turn-key solution that streamlines precise application of crop treatments. By using our technology, farmers increase yields, cut costs, and reduce environmental impact, unlocking new efficiencies and profitability in agriculture and related sectors.

Hylio is building on years of commercial success, having sold hundreds of proven AgDrones to farmers and operators worldwide. Now we're racing to innovate further and create the most competitive, scalable drone stack in the industry, outclassing competitors' offerings in both capabilities and unit economics. Our ultimate goal? To integrate networks of our ACRA (Automated Charging and Refilling Assembly) systems with swarms of our heavy-payload AgDrones (such as the versatile ARES and Texas-sized ATLAS) to treat thousands of acres per day without the need for any human operators on-site. Our PHOTON scout drones will gather agronomic data before, during, and after treatments and feed those results back into the system for round-the-clock monitoring and optimization. Our powerful AgroSol GCS (Ground Control Software) will serve as the hivemind of the whole operation, masterfully commanding all of the systems to ensure seamless results, while granting remote human supervisors the ability to take over at any given moment.

This hands-free "hive" workflow enables massive productivity, capable of treating thousands of acres per day with full autonomy. This level of efficiency could unlock highly scalable approaches that weren't possible before, such as the Robots-as-a-Service (RaaS) model to further lower barriers to entry, optimize ROI, and simplify operations. While we believe the market is still in its "early adopter" phase, we're confident that the unrivaled of our integrated, autonomous "hive" system will catalyze wide adoption of the technology, empowering more farmers to boost yields, cut expenses, and minimize environmental impact through cutting-edge U.S.-made innovation.*

**The statements above regarding potential business plans and market adoption are forward-looking statements based on management's current expectations, which are subject to change. There is no assurance that any of the referenced business plans will materialize. Actual results may differ materially due to various factors, including, operational execution, and market conditions.*

Hylio Hardware

HYLIO AGDRONES FOR PRECISION APPLICATION OF HEAVY PAYLOADS



We've delivered popular models like our AG-230 and AG-272 to farmers for years, establishing our reputation as a manufacturer of highly-effective technology at affordable price points. While we still offer the tried-and-true AG-series, we launched our next-gen lineup with the ARES HYL-150 earlier this year in 2025, ushering in an exciting new era of Hylio products and technology.

The ARES is designed, engineered, and built from the ground up at Hylio's headquarters in Richmond, Texas, drawing on a decade of ag-drone expertise. It lifts up to 110 lbs of liquid or solid payload, treating up to 70 acres per hour, making it our most productive AgDrone yet. ARES operators are able to treat hundreds of acres with a single unit, or thousands when deployed as a swarm, covering more ground than even large tractor sprayers while achieving better results.

The ARES kicks off our imminent next-gen lineup of HYL-series AgDrones; see our product roadmap for more groundbreaking innovations ahead!

HYLIO GROUNDLINK: AN ALL-IN-ONE GROUND STATION FOR RUGGED OPERATIONS



A seamless interface between an operator and their AgDrones is key to successful operations. That's why we created a first-of-its-kind device, the GroundLink, to control it. The GroundLink is designed and built in-house by Hylio. It is an all-in-one, NDAA compliant ground station solution. Featuring a 13.3" Windows-based tablet computer and 2.4 gHz radio integrated into a rugged, ergonomic controller which allows our users to effortlessly access all autonomous and manual controls on one platform.

With an IP67 environmental protection rating, and a 1000-nit, sunlit readable screen, the GroundLink is designed to not only survive, but thrive in the roughest conditions. Unlike competitors' solutions which are limited by their mobile-processors and crammed controls, Hylio's GroundLink is both a joystick-enabled RC controller, but also a fully functioning Windows touch-screen computer running a high-performance, Intel processor. This allows the GroundLink to handle the most intensive tasks, such as image processing and AI computation, enabling full use of cutting-edge technologies and processes to optimize drone operations across a variety of sectors.

Hylio Software

HYLIO'S AGROSOL GCS: DO-IT-ALL COMMAND CENTER FOR AGDRONE OPERATIONS



Hylio's tech centerpiece is its flagship software platform, AgroSol GCS (Ground Control Station). AgroSol ties it all together by providing not only seamless command and control of multiple drones at once, but a whole array of additional features that streamline team collaboration, regulatory compliance, billing, asset management, 3rd party integrations, and more. AgroSol is 100% designed, written, and supported by Hylio's in-house team of developers and engineers. We prioritize the cyber and data security of all of our users; AgroSol is US-made and fully NDAA compliant.

AgroSol isn't just a way to control our AgDrones out in the field, but is a powerful nexus of tools and features that optimizes all aspects of the operation, including the often overlooked administrative tasks such as compliance reporting and maintenance scheduling. While competitors' offerings only offer basic drone controls for field operation, our AgroSol suite is a comprehensive system that optimizes every stage of the enterprise, from the field work, to the office paperwork.

HYLIO AI-POWERED TOOLS FOR AGRONOMIC ANALYSIS AND MORE!



Hylio offers a wide variety of AI-powered data analysis tools, enabling our users to mine troves of data for useful insights at the click of a button. For use in the agricultural sector, we offer capabilities such as orthomosaic map stitching, plant health prescription mapping, and multispectral analysis. These tools provide actionable insights to the operator, informing the decision of which inputs to use, what dosage, where, and when to apply them, possibly saving significant amounts of time and material cost, while maximizing yields.

With our software suite, users can also create detailed 3D maps and point clouds, with parameters tuned to their specific mission. These data sets are not only useful for agronomic analysis and planning but can also offer critical, real-time information to operators in other sectors such as emergency response, industrial, and defense applications!

PRODUCT ROADMAP: BIGGER DRONES, SENSOR DRONES, CHARGING/REFILLING STATIONS, AND MORE!









ATLAS
Texas-sized | Heavy Duty Payload
250 lbs. of payload
30-gallon payload tank capacity
150+ acres/hours productivity rate
Designed, Manufactured, and Supported in the U.S.A

ACRA
Automated Charging & Refilling Assembly
Hands-free battery charging & payload swapping
Modular for use with single or fleet of drones
Scaling power output for any size Hylio drone
ACRA
Designed, Manufactured, and Supported in the U.S.A

PEGASUS
Compact | Precision Applications
Under FAA 55 lbs. designation
2.5 gallons
21 lbs. payload capacity
Ideal for the most precise applications
Designed, Manufactured, and Supported in the U.S.A

PHOTON
Scout Drone Platform
55+ minutes of flight time
Multispectral
High Res RGB
Thermal
Lidar
Agronomic Analysis
Emergency Response
Industrial Surveying
Defense
+ more sensor options
Designed, Manufactured, and Supported in the U.S.A

*ACRA landing pad pictured above not currently available on the market

Hylio plans to unleash several new products and technologies onto the market in 2026 and 2027, from the compact PHOTON sensor drone for crop scouting and reconnaissance, to the heavy-duty ATLAS HYL-300, capable of treating over 1,000 acres daily with its 250-lb, 30-gallon payload, setting new standards in productivity.

We're also developing the ACRA (Automated Charging and Refilling Assembly), a modular landing pad for hands-free battery charging and payload refills, paving the way for fully automated workflows. With full automation, our drones unlock massive potential: imagine a "hive" of scouting and application drones working 24/7 like a smart swarm of supersized bees, optimizing crops with minimal human input, unlocking game-changing scalability for our customer base.

We plan to deliver the first PHOTON, PEGASUS, and ATLAS models in 2026, following up with the ACRA in 2027.

**The statements above regarding potential business plans and market adoption are forward-looking statements based on management's current expectations, which are subject to change. There is no assurance that any of the referenced business plans will materialize. Actual results may differ materially due to various factors, including, operational execution, and market conditions.*





2026
Q2
PHOTON
SCOUT DRONE PLATFORM
Q4
PEGASUS
COMPACT
PRECISION APPLICATIONS
Q2
ATLAS
TEXAS-SIZED
HEAVY DUTY PAYLOAD
2027
ACRA
AUTOMATED
CHARGING
&
REFILLING
ASSEMBLY
ACRA

HYLIO: WHO ARE WE?

Hylio's Story


2015
TEXAS
The University of Texas at Austin
Founded in early 2015 by a group of University of Texas at Austin students working from their dorm room.
2017 to 2019
As service providers, Hylio used its early prototypes to treat 50,000+ acres of a wide variety of crops such as corn, soybeans, rice, and sugar cane.
2020
Shifting away from the service model, we moved up the value chain and focused on manufacturing and tech development. We began selling our systems to farmers, agribusinesses, and distributors across the U.S.
2021
PREVIOUSLY CROWDFUNDED
$1,004,160.50
We oversubscribed our first REG CF campaign on the StartEngine platform and used the capital to grow the team, launch new products, and expand our business.
2024
Hylio received the first-ever FAA approval to operate a swarm of up to three agricultural drones at once with a single operator. With this precedent-setting approval, Hylio unlocked all new possibilities for the entire drone industry.
2025
Hylio successfully oversubscribed a second StartEngine Reg CF campaign, bringing the total raise on the platform to over $5.5M.
PREVIOUSLY CROWDFUNDED
$5,540,592.33
We've completed our new drone factory, adding 40,000 sq. ft. dedicated to scaling our production. With 800+ units sold and $35M in lifetime revenue, we are now positioned for rapid growth.

DESIGNED, MANUFACTURED, AND SUPPORTED IN THE USA

At a time when it is more important than ever to know where your technology comes from, and how it's being used, we're here to do right by our investors, our customers, and our team of hard-working Americans by adhering to our mission of feeding more people, at lower costs with US-made systems.

Our products are built at our Richmond, Texas HQ with U.S. and global components. We utilize high-precision, modern manufacturing techniques such as CNC machining, injection molding, multi-layer PCB etching, and more for robust, high-quality results. Every AgDrone undergoes rigorous QA before shipping, ensuring dependable performance for every customer.



100% NDAA COMPLIANT WITH SECURE SUPPLY CHAIN

Perhaps now more than ever, cyber and supply chain security are critical for drones operating in the US. Hylio's products are fully NDAA-compliant, meaning we do not incorporate any "covered" tech

from prohibited nations like China, Russia, or Iran (as defined by the U.S. government).

We source critical electronic components, such as processors and radios, from U.S. and allied suppliers, making our UAS legal, safe, and secure for government and private use. Learn more about NDAA-compliance at the DIU's site here. Unlike foreign-made drones which are facing possible bans and restrictions, Hylio stands out as a dependable, American-made option. We'll continue growing our technology and manufacturing to strengthen a secure, Western UAS supply chain.

Thanks to the recent restructuring of the DIU's Blue UAS list this year, prompted by a White House Executive Order, Hylio is currently undergoing the Blue UAS certification process for our ARES and related products. We hope to complete this by the end of the year. Additionally, we intend to have all future products, such as those in our roadmap, Blue UAS-listed in alignment with their public releases.

This certification benefits primarily government buyers by streamlining purchasing and operations, as Blue UAS-listed products are pre-vetted for security and compliance, enabling faster procurement. Even private sector users gain from enhanced trust in our products' reliability and adherence to rigorous standards, potentially opening new opportunities for partnerships and expanded adoption.

REGULATORY LEADERSHIP



Hylio not only pioneers drone tech, but also leads on the regulatory front as shown by our Feb 2024 landmark achievement : we became the first company ever approved by the FAA for swarm operations of 55-pound-plus agricultural drones with a single operator, setting a groundbreaking precedent that unlocked revolutionary scale and productivity for the entire agricultural drone industry.

Next, we're pushing for fully autonomous ops with no on-site humans, leading regulatory innovation as we have before, with hands-free tech on the horizon, to further enhance scalability and efficiency.

GROWING DEALER AND SUPPORT NETWORK



In agriculture, strong supplier-customer relationships are critically important and top-tier service is a must. Hylio partners with authorized dealers nationwide for unmatched technical and logistical support, ensuring our customers thrive.

Dealers train annually at our HQ for certification, ensuring consistent, high-quality maintenance, repairs, and training, delivering same-day support to maximize uptime and user satisfaction.

Unlike foreign competitors with minimal training and slow service, our direct manufacturer support sets us apart. We've established key Midwest dealers and are expanding rapidly to new regions, strengthening our market presence.

THE OPPORTUNITY

The Market & Our Traction

Tapping into a projected TAM of $556B by 2030



Sources: Statista, Fortune, The Brainy Insights
Additional Market Sources: Grandview Research, SP Global

Hylio's innovative technology positions us to tap into multiple large, high-growth markets. Our products intersect with Ag Equipment ($377B), the Drone Market ($100B), and Crop Protection ($79B), creating a projected $556B total opportunity by 2030. We plan to aggressively capture meaningful portions of these markets, and beyond, as our expanding product lineup and advanced capabilities continue to evolve.



TRACTION

PREVIOUS FUNDING
Raised $7.5M

REVENUE FIGURES
$35M lifetime
$12.5M for 2025 YTD

STRATEGIC EXPANSION
Deals secured with big industry players such as Nutrien and Wilbur Ellis

SECURITY ADVANTAGE
U.S. government vetted and secure
Fully NDAA compliant

Currently enrolled in Blue UAS Certification process

REGULATORY LEADERSHIP
First-ever U.S. FAA approval for AgDrone swarm flying

MARKET CAPTURE
Hylio has 10-20% of the market with 800+ units serving farmers and agribusinesses, as well as prominent clients such as the USDA, King Ranch, and the U.S. Military.




2025 revenue calculations are unaudited.

WHY INVEST

Use of Funds:
Join Hylio's Drone Revolution!

We're raising again on StartEngine to seize massive growth opportunities! With rapid product adoption, success from our two prior raises, and strong tailwinds for domestic drones, we're seeking capital to fully capitalize on the unique momentum we have in the space, allowing us to not only dominate agriculture, but also expand into other industries such as surveying, emergency response, and defense.

With your funds, we hope to not only become the leader in the precision agriculture space with our drone technology, but also a dominant force in the drone industry at large as domestic manufacturers like Hylio become more strategically important in the shifting global landscape. Invest in Hylio to empower our tech innovation, grow our markets, scale our production, and propel us to the front of the global drone stage!

ABOUT

HEADQUARTERS
1020 Agnes Road
Richmond, TX 77469

WEBSITE
View Site ⌕

Hylio designs, manufactures, and provides innovative drone systems that automate precision agriculture processes. Using Hylio's technology, farmers & operators can apply crop treatments directly to problem areas, allowing farmers to increase yields while lowering costs and environmental impact.

TERMS

Hylio

Overview

PRICE PER SHARE
$21.90

VALUATION
$201.69M

DEADLINE ⓘ
Mar. 10, 2026 at 2:59 AM EDT

FUNDING GOAL ⓘ
$20K - $1.22M

Breakdown

MIN INVESTMENT ⓘ
$394.20

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,220,530.80

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
913

MAX NUMBER OF SHARES OFFERED
55,732

Maximum Number of Shares Offered subject to adjustment for bonus shares



SEC Recent Filing	→
Offering Circular	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Reservations Bonus | 10% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

Loyalty Bonus | 10% Bonus Shares

As you are a previous investor, a loyal Hylio customer, and/or a friend/family member of Hylio, Inc., you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ in the first 2 weeks = Perk1 (Exclusive Hylio Investor Hat) + 3% bonus shares.

Early Bird 2: Invest $5,000+ in the first 2 weeks = Perk1 + Perk2 (Access to Hylio Owners Community Discord Channel) + 5% bonus shares.

Early Bird 3: Invest $10,000+ in the first 2 weeks = Perk1 + Perk2 + Perk3 (Access to virtual, quarterly update call from CEO) + 8% bonus shares.

Early Bird 4: Invest $20,000+ in the first 2 weeks = Perk1 + Perk 2 + Perk3 + Perk4 (Hylio HQ Site Tour and Meet-And-Greet with Founders - Travel fees NOT included) + 10% bonus shares.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $10,000+ between the 40th - 45th day and receive 5% bonus shares.

Flash Perk 2: Invest $10,000+ between the 60th - 65th day and receive 5% bonus shares.

Amount-Based:

Tier 1 Perk: $1,000+ = Perk1 (Exclusive Hylio Investor Hat).

Tier 2 Perk: $5,000+ = Perk1 + Perk2 (Access to Hylio Owners Community Discord Channel) + 1% bonus shares.

Tier 3 Perk: $10,000+ = Perk1 + Perk2 + Perk3 (Access to virtual, quarterly update call from CEO) + 3% bonus shares.

Tier 4 Perk: $20,000+ = Perk1 + Perk 2 + Perk3 + Perk4 (Hylio HQ Site Tour and Meet-And-Greet with Founders - Travel fees NOT included) + 5% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Hylio Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $21.90/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $2,190. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus, and the Audience Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

ALL UPDATES

12.02.25

Hylio On Track To Blue UAS Cleared List



We're excited to share a significant milestone that validates Hylio's commitment to national security with American-Made manufacturing

Hylio's ARES HYL-150 unit, along with our GroundLink and AgroSol GCS Application, is currently undergoing Green UAS Certification through AUVSI.

This is huge news for several reasons:

1. Green UAS certification aligns with many of the cybersecurity and supply-chain requirements used in the DoD Blue UAS program, and may support future consideration for Blue UAS Cleared status. However, DoD approval and listing are not guaranteed and require a separate review process.

2. Applying for Green UAS certification involves a thorough evaluation of cybersecurity, supply chain security, and other critical aspects by government-approved appraisers. This process is designed to help ensure that our drones, control devices, and software meet rigorous security standards and align with best practices in the industry.

While Hylio's systems have always been fully NDAA compliant, we previously couldn't access the Blue List because it was limited to defense-specific applications. Earlier this year, an EO by the current administration's opened a viable path for companies like ours to be part of the Blue UAS Cleared List.

Green and Blue UAS listings are recognized frameworks that help demonstrate adherence to cybersecurity and supply chain security standards. While these listings may support consideration in procurement by federal, state, and other government-funded entities, each agency maintains its own approval and purchasing requirements.

This certification may support access to government procurement opportunities, which can include a wide range of potential contracts. Hylio's participation in the program is intended to position the company for consideration in these markets.

Over 1,000 investors have already backed Hylio's vision of revolutionizing American agriculture through secure, domestically-manufactured drone technology.

Join us for another potential raise. **Indicate your non-binding interest today.**

11.27.25

From Team Hylio, Happy Thanksgiving!

Happy Thanksgiving from everyone at Hylio!

As we gather with family and friends this week, we wanted to take a moment to say thank you.

You're more than investors. You're partners in our mission. Every milestone we achieve is possible because you believed in us and took a chance on what we're building together.

Many of you have shared our story, connected us with others, and cheered us on through every step of this journey. Your support means everything to our team.

Thank you for believing in Hylio, and for being a part of this journey.

Wishing you and your loved ones a wonderful Thanksgiving filled with gratitude, good food, and great company!

With sincere appreciation,

The Hylio Team

Indicate your non-binding interest today.

11.18.25

Tapping the $556B AgTech Market Opportunity

Secure up to 10% in bonus shares before our potential upcoming equity crowdfunding campaign.

If we proceed, we are considering raising up to $1.1M to tap into the $556B market opportunity.

💰 **The Market Inefficiency is the $556 Billion Opportunity**

Hylio is positioned to capture meaningful portions of a $556 Billion Total Addressable Market (TAM) spanning Ag Equipment, Drones, and Crop Protection by 2030. This market size is fueled by the need to replace antiquated, inefficient, and often dangerous crop care methods:

→ Spraying by Tractor causes harmful soil compaction and tramples crops.

→ Airplanes & Helicopters are expensive, dangerous, and incapable of the spot treatment modern farming demands.

→ Hand Spraying is slow, prone to human error, and exposes the decreasing labor force to hazardous chemicals

🚩 **Our Irreplaceable Competitive Edge:**

The drone market has long been dominated by foreign firms like DJI, who now face severe operational restrictions and supply chain concerns due to NDAA compliance. With a $50 million-backed U.S. competitor (Guardian) recently shutting down, we believe Hylio stands alone as the sole notable U.S. competitor in this critical, high-growth space. We are leveraging this position to aggressively scale up production of our new platforms (PHOTON, PEGASUS, ATLAS, and ACRA).

Don't miss this bonus window.

Indicate your non-binding interest now to be ready when we potentially launch.

11.11.25

Hylio: $30M Rev, 800 Drones Sold, American-Made

If you're new here, welcome! 👋
And if you're a past investor, we're happy to see you again here.



hylio
AMERICAN-MADE
PRECISION AGDRONES

We are Hylio, and we are currently Testing the Waters for a potential upcoming equity crowdfunding campaign. We're currently testing the waters to gauge investor interest in a potential offering under Regulation CF. If we proceed, we're considering raising up to $1.1 million to scale our American manufacturing and seize the market opportunity.

We believe Hylio is the proven leader in American-made autonomous drone systems, possibly positioned to dominate the agricultural market. With approximately $30 million in lifetime revenue and over 800 drone units sold to date, we have established a proven operating history and maintain NDAA-compliant manufacturing capabilities that position us to compete effectively with foreign manufacturers.

To thank our early supporters, we are offering significant bonus shares to those who reserve early:

Reservations Bonus | 10% Bonus Shares
Reservation Holders in the Testing the Waters Phase will receive 10% bonus shares.

The next stage of our growth is now open for reservations.
Indicate your non-binding interest and join the American AgDrone revolution!

HYLIO IS TESTING THE WATERS UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club
Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000
Early Bird 1
Invest $1,000+ in the first 2 weeks = Perk1 (Exclusive Hylio Investor Hat) + 3% bonus shares.
13 Days 00 Hours 21 Minutes 32 Seconds
Select

$1,000
Tier 1 Perk
$1,000+ = Perk1 (Exclusive Hylio Investor Hat).
Select

$5,000
Early Bird 2
Invest $5,000+ in the first 2 weeks = Perk1 + Perk2 (Access to Hylio Owners Community Discord Channel) + 5% bonus shares.
13 Days 00 Hours 21 Minutes 32 Seconds
Select

$5,000
Tier 2 Perk
$5,000+ = Perk1 + Perk2 (Access to Hylio Owners Community Discord Channel) + 1% bonus shares.
Select

$10,000
Early Bird 3
Invest $10,000+ in the first 2 weeks = Perk1 + Perk2 + Perk3 (Access to virtual, quarterly update call from CEO) + 8% bonus shares.
13 Days 00 Hours 21 Minutes 32 Seconds
Select

$10,000
Tier 3 Perk
$10,000+ = Perk1 + Perk2 + Perk3 (Access to virtual, quarterly update call from CEO) + 3% bonus shares.
Select

$20,000
Early Bird 4
Invest $20,000+ in the first 2 weeks = Perk1 + Perk 2 + Perk3 + Perk4 (Hylio HQ Site Tour and Meet-And-Greet with Founders - Travel fees NOT included) + 10% bonus shares.
13 Days 00 Hours 21 Minutes 32 Seconds
Select

$20,000
Tier 4 Perk
$20,000+ = Perk1 + Perk 2 + Perk3 + Perk4 (Hylio HQ Site Tour and Meet-And-Greet with Founders - Travel fees NOT included) + 5% bonus shares.
Select

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I invested money and have no idea when or what is happening with that. Very limited communicatio...
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I purchased 40 shares August 13,2025. Verification process was completed. When I check on status ...
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StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Newscaster 1: Farmers are always looking for a way to increase output, while decreasing input

Newscaster 2: And one of the players on the leading edge of the agtech is robotic aviation company, Hylio

Newscaster 3: Hylio says that the operating cost is about a third or even a quarter of the amount compared to conventional tractors and seeding rigs

Newscaster 4: Hylio drones founder Arthur Erickson is here to tell us more, welcome Arthur…

WHAT WE'VE DONE

Arthur: Hello StartEngine community and welcome to our third raise on the platform following two very successful, oversubscribed rounds. I'm Arthur Erickson, CEO and Co-Founder of Hylio. Here at Hylio, we design, manufacture, then provide autonomous crop treatment drones, AKA AgroDrones, to food producers and agribusinesses around the world.

Our AgroDrones are non-invasive, and extremely precise; enabling our customers to apply treatments to their crops exactly where they need them…

while avoiding drift, soil compaction, and other common issues that plague traditional methods.

By reducing material input, our AgroDrones lower costs dramatically while being more sustainable for farms and surrounding ecosystems.

Thanks to their advanced artificial intelligence and high level of automation, our swarms of AgroDrones force-multiply the productivity of a single operator.

Arthur: Thanks to your support, we oversubscribed our previous two StartEngine rounds and utilized that capital to grow our business and become a powerful force in our industry.

We launched a whole new generation of products…

Then put those products in the hands of hundreds of producers and operators across the country and used their feedback to make our systems more efficient, intuitive, and reliable.

They've been a fantastic partner, and I just can't stress enough the value of having someone domestic to call, and the guys at Hylio have been fantastic at that. Their customer support is second to none. I've done 2,000 acres of corn in the last couple weeks and I go back and look at those jobs and they're just like as if somebody came in with a ground rig and did it with a 120 foot boom. It's like texting one of your friends that has a drone business. It's close connection.

We proved our systems could outperform the flagship models of our biggest competitors.

We grew our team from this, to this…

Which greatly increased our production and development capabilities, allowing us to deliver even better products to even more customers

We started working with some of the biggest agricultural companies in the world…

We became the first company in the US to receive permission to swarm heavy-lift drones, transforming possibilities for the entire industry

And we established a nation-wide distribution and service network which we continue to expand.

WHAT WE WILL DO

We're back on the StartEngine platform to enlist your support to achieve our goal of becoming the world's leading provider of precision agriculture UAS technology.

We plan to use these funds to launch exciting new products and technologies, including the ATLAS, a titan of a drone that can carry up to 250 pounds of payload, making it one of the heaviest lifting drones in our industry. An intelligent and nimble sensor drone, PHOTON, which can not only provide powerful crop scouting capabilities to our agricultural customers, but also serve as a critical tool to emergency responders, law enforcement, military, and other operators. Powerful AI and Machine Learning based tools for agronomic analysis and treatment optimization, and an autonomous refill/recharge system called ACRA which eliminates the need for a human operator to perform payload and battery swaps; finally achieving a completely hands-free workflow, unlocking exciting potential for scaling our technology

Now that we have our new factory up and running, we plan to aggressively grow our team and accelerate production to 5000 or more units per year.

We also plan to expand our value proposition by creating a streamlined marketplace within our software to match farmers with operators; managing fleets, assets, and payments to offer better value to every player in the value chain.

And we aim to secure strategic partnerships and licensing deals with established distributors and manufacturers, cementing Hylios' technology as critical infrastructure for any modern agriculture operation.

CALL TO ACTION - WHY IT MATTERS

With your help, we believe our technology can become the operating system for precision agriculture across the world, enabling millions of people to produce more food, easier, and at a fraction of the cost.

At a time when it is more important than ever to know where your technology comes from, and how it's being used;

 we're here to do right by our customers, our investors and our team of hard-working Americans by adhering to our mission of feeding more people, at lower costs.

Please visit our StartEngine campaign page and make an investment in Hylio to become a stakeholder in the future of agriculture. Together, we will take farming to the next level. Elevate your farm, with Hylio.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Form 424
(Revised 05/11)

Submit in duplicate to:
Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
512 463-5555
FAX: 512/463-5709
Filing Fee: See instructions

Certificate of Amendment

This space reserved for office use.

Entity Information

The name of the filing entity is:

Hylio Inc.

State the name of the entity as currently shown in the records of the secretary of state. If the amendment changes the name of the entity, state the old name and not the new name.

The filing entity is a: (Select the appropriate entity type below.)

☑ For-profit Corporation   ☐ Professional Corporation

☐ Nonprofit Corporation   ☐ Professional Limited Liability Company

☐ Cooperative Association   ☐ Professional Association

☐ Limited Liability Company   ☐ Limited Partnership

The file number issued to the filing entity by the secretary of state is: 802131199
The date of formation of the entity is: 01/08/2015

Amendments

1. Amended Name

(If the purpose of the certificate of amendment is to change the name of the entity, use the following statement)

The amendment changes the certificate of formation to change the article or provision that names the filing entity. The article or provision is amended to read as follows:

The name of the filing entity is: (state the new name of the entity below)

The name of the entity must contain an organizational designation or accepted abbreviation of such term, as applicable.

2. Amended Registered Agent/Registered Office

The amendment changes the certificate of formation to change the article or provision stating the name of the registered agent and the registered office address of the filing entity. The article or provision is amended to read as follows:

Registered Agent
(Complete either A or B, but not both. Also complete C.)

☐ A. The registered agent is an organization (cannot be entity named above) by the name of:

_____

OR

☐ B. The registered agent is an individual resident of the state whose name is:

_____
First Name   *M.I.*   *Last Name*   *Suffix*

The person executing this instrument affirms that the person designated as the new registered agent has consented to serve as registered agent.

C. The business address of the registered agent and the registered office address is:

		TX	
Street Address (No P.O. Box)	*City*	*State*	*Zip Code*

### 3. Other Added, Altered, or Deleted Provisions

Other changes or additions to the certificate of formation may be made in the space provided below. If the space provided is insufficient, incorporate the additional text by providing an attachment to this form. Please read the instructions to this form for further information on format.

Text Area (The attached addendum, if any, is incorporated herein by reference.)

☑ **Add** each of the following provisions to the certificate of formation. The identification or reference of the added provision and the full text are as follows:

Add an additional 61,143 shares of Common Stock to be issued at par value set at $0.0001.

☐ **Alter** each of the following provisions of the certificate of formation. The identification or reference of the altered provision and the full text of the provision as amended are as follows:

☐ **Delete** each of the provisions identified below from the certificate of formation.

## Statement of Approval

The amendments to the certificate of formation have been approved in the manner required by the Texas Business Organizations Code and by the governing documents of the entity.

Effectiveness of Filing (Select either A, B, or C.)

A. ☑ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: _____

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: _____

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Date: 5/6/2021

By: DocuSigned by:

Mike Oda

62A19C3602214B3...

Signature of authorized person

Mike Oda

Printed or typed name of authorized person (see instructions)



Ruth R. Hughs
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Hylio Inc.
802131199

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Amendment for the above named entity has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

Dated: 05/06/2021

Effective: 05/06/2021



Ruth R. Hughs
Secretary of State

Come visit us on the internet at https://www.sos.texas.gov/

Phone: (512) 463-5555   Fax: (512) 463-5709   Dial: 7-1-1 for Relay Services
Prepared by: Austin Swinburn   TID: 10303   Document: 1049257020002



Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Ruth R. Hughs
Secretary of State

Office of the Secretary of State

May 11, 2021

Attn: VELA WOOD PC

VELA WOOD PC
5307 E. Mockingbird Lane Suite 802
Dallas, TX 75206 USA

RE: Hylio Inc.
File Number: 802131199

It has been our pleasure to file the Certificate of Amendment for the referenced entity. Enclosed is the certificate evidencing filing. Payment of the filing fee is acknowledged by this letter.

If we may be of further service at any time, please let us know.

Sincerely,

Corporations Section
Business & Public Filings Division
(512) 463-5555

Enclosure

Come visit us on the internet at https://www.sos.texas.gov/

Phone: (512) 463-5555 Fax: (512) 463-5709 Dial: 7-1-1 for Relay Services
Prepared by: Austin Swinburn TID: 10323 Document: 1049257020002

Form 424 **(Revised 05/11)** Submit in duplicate to: Secretary of State P.O. Box 13697 Austin, TX 78711-3697 512 463-5555 FAX: 512/463-5709 **Filing Fee: See instructions**	 **Certificate of Amendment**	This space reserved for office use.

Entity Information

The name of the filing entity is:

Hylio Inc.

State the name of the entity as currently shown in the records of the secretary of state. If the amendment changes the name of the entity, state the old name and not the new name.

The filing entity is a: (Select the appropriate entity type below.)

☑ For-profit Corporation   ☐ Professional Corporation

☐ Nonprofit Corporation   ☐ Professional Limited Liability Company

☐ Cooperative Association   ☐ Professional Association

☐ Limited Liability Company   ☐ Limited Partnership

The file number issued to the filing entity by the secretary of state is: 802131199

The date of formation of the entity is: 01/08/2015

Amendments

1. Amended Name

(If the purpose of the certificate of amendment is to change the name of the entity, use the following statement)

The amendment changes the certificate of formation to change the article or provision that names the filing entity. The article or provision is amended to read as follows:

The name of the filing entity is: (state the new name of the entity below)

The name of the entity must contain an organizational designation or accepted abbreviation of such term, as applicable.

2. Amended Registered Agent/Registered Office

The amendment changes the certificate of formation to change the article or provision stating the name of the registered agent and the registered office address of the filing entity. The article or provision is amended to read as follows:

Registered Agent
(Complete either A or B, but not both. Also complete C.)

☐ A. The registered agent is an organization (cannot be entity named above) by the name of:

_____

OR

☐ B. The registered agent is an individual resident of the state whose name is:

_____

| *First Name* | *M.I.* | *Last Name* | *Suffix* |

The person executing this instrument affirms that the person designated as the new registered agent has consented to serve as registered agent.

C. The business address of the registered agent and the registered office address is:

TX
_____
Street Address (No P.O. Box)   *City*   *State*   *Zip Code*

3. Other Added, Altered, or Deleted Provisions

Other changes or additions to the certificate of formation may be made in the space provided below. If the space provided is insufficient, incorporate the additional text by providing an attachment to this form. Please read the instructions to this form for further information on format.

Text Area (The attached addendum, if any, is incorporated herein by reference.)

☑ **Add** each of the following provisions to the certificate of formation. The identification or reference of the added provision and the full text are as follows:

Add an additional 305,713 shares of Common Stock to be issued at par value set at $0.0001.

☐ **Alter** each of the following provisions of the certificate of formation. The identification or reference of the altered provision and the full text of the provision as amended are as follows:

☐ **Delete** each of the provisions identified below from the certificate of formation.

Statement of Approval

The amendments to the certificate of formation have been approved in the manner required by the Texas Business Organizations Code and by the governing documents of the entity.

Effectiveness of Filing (Select either A, B, or C.)

A. ☑ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: ______________________

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: ______________________

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Date: 5/4/2021

By: DocuSigned by: Mike Oda 62A19C3602214B3...

Signature of authorized person

Mike Oda

Printed or typed name of authorized person (see instructions)



Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Ruth R. Hughs
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Hylio Inc.
802131199

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Amendment for the above named entity has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

Dated: 05/04/2021

Effective: 05/04/2021



Ruth R. Hughs
Secretary of State



Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Ruth R. Hughs
Secretary of State

Office of the Secretary of State

May 06, 2021

Attn: VELA WOOD PC

VELA WOOD PC
5307 E. Mockingbird Lane Suite 802
Dallas, TX 75206 USA

RE: Hylio Inc.
File Number: 802131199

It has been our pleasure to file the Certificate of Amendment for the referenced entity. Enclosed is the certificate evidencing filing. Payment of the filing fee is acknowledged by this letter.

If we may be of further service at any time, please let us know.

Sincerely,

Corporations Section
Business & Public Filings Division
(512) 463-5555

Enclosure

Come visit us on the internet at https://www.sos.texas.gov/
Phone: (512) 463-5555 Fax: (512) 463-5709 Dial: 7-1-1 for Relay Services
Prepared by: Bernadette DeJoya TID: 10323 Document: 1048529460002

COPY

Form 201		
Secretary of State P.O. Box 13697 Austin, TX 78711-3697 FAX: 512/463-5709 Filing Fee: $300	 **Certificate of Formation For-Profit Corporation**	**Filed in the Office of the Secretary of State of Texas Filing #: 802131199 01/08/2015 Document #: 585573170002 Image Generated Electronically for Web Filing**

Article 1 - Entity Name and Type

The filing entity being formed is a for-profit corporation. The name of the entity is:

Hylio Inc.

The name must contain the word "corporation," "company," "incorporated," "limited," or an abbreviation of one of these terms. The name must not be the same as, deceptively similar to or similar to that of an existing corporate, limited liability company, or limited partnership name on file with the secretary of state. A preliminary check for "name availability" is recommended.

Article 2 – Registered Agent and Registered Office

☐ A. The initial registered agent is an organization (cannot be corporation named above) by the name of:

OR

☑ B. The initial registered agent is an individual resident of the state whose name is set forth below:

Name:
Mike   Oda

C. The business address of the registered agent and the registered office address is:

Street Address:
1020 AGNES RD   Richmond TX 77469

Consent of Registered Agent

☐ A. A copy of the consent of registered agent is attached.

OR

☑ B. The consent of the registered agent is maintained by the entity.

Article 3 - Directors

The number of directors constituting the initial board of directors and the names and addresses of the person or persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and qualified are set forth below:

Director 1: **Nikhil   Dixit**

Address: **4038 Angel Springs Drive   Sugar Land TX, USA 77479**

Director 2: **Arthur Vincent Erickson**

Address: **2819 Bright Trail   Sugar Land TX, USA 77479**

Director 3: **Mike   Oda Jr**

Address: **1020 AGNES RD   Richmond TX, USA 77469**

Director 4: **Arya   Mohades**

Address: **3006 Green Fields Dr.   Sugar Land TX, USA 77479**

Article 4 - Authorized Shares

The total number of shares the corporation is authorized to issue and the par value of each of such shares, or a statement that such shares are without par value, is set forth below.

Number of Shares	Par Value (must choose and complete either A or B)	Class	Series
100000	☑ A. has a par value of **$.0001** ☐ B. without par value.		

If the shares are to be divided into classes, you must set forth the designation of each class, the number of shares of each class, and the par value

(or statement of no par value), of each class. If shares of a class are to be issued in series, you must provide the designation of each series. The preferences, limitations, and relative rights of each class or series must be stated in space provided for supplemental information.

Article 5 - Purpose

The purpose for which the corporation is organized is for the transaction of any and all lawful business for which corporations may be organized under the Texas Business Organizations Code.

Supplemental Provisions / Information

[The attached addendum, if any, is incorporated herein by reference.]

Effectiveness of Filing

☑ A. This document becomes effective when the document is filed by the secretary of state.

OR

☐ B. This document becomes effective at a later date, which is not more than ninety (90) days from the date of its signing. The delayed effective date is:

Organizer

The name and address of the organizer is set forth below.

Mike Oda Jr. **1020 Agnes Rd Richmond, TX 77469**

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Mike Oda

Signature of organizer

FILING OFFICE COPY

COPY

EXHIBIT B

**CERTIFICATE OF AMENDMENT
TO CERTIFICATE OF FORMATION
OF HYLIO INC.**

See attached.

DocuSign Envelope ID: 9C25096D-89A7-41DA-AD67-F8CC7D92AFB8

COPY

<table>
<tr>
<td>

Form 424
(Revised 05/11)

Submit in duplicate to:
Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
512 463-5555
FAX: 512/463-5709
Filing Fee: See instructions

</td>
<td>



Certificate of Amendment

</td>
<td>

This space reserved for office use.

</td>
</tr>
</table>

Entity Information

The name of the filing entity is:

Hylio Inc.

State the name of the entity as currently shown in the records of the secretary of state. If the amendment changes the name of the entity, state the old name and not the new name.

The filing entity is a: (Select the appropriate entity type below.)

☑ For-profit Corporation   ☐ Professional Corporation

☐ Nonprofit Corporation   ☐ Professional Limited Liability Company

☐ Cooperative Association   ☐ Professional Association

☐ Limited Liability Company   ☐ Limited Partnership

The file number issued to the filing entity by the secretary of state is: 802131199

The date of formation of the entity is: 01/08/2015

Amendments

1. Amended Name

(If the purpose of the certificate of amendment is to change the name of the entity, use the following statement)

The amendment changes the certificate of formation to change the article or provision that names the filing entity. The article or provision is amended to read as follows:

The name of the filing entity is: (state the new name of the entity below)

The name of the entity must contain an organizational designation or accepted abbreviation of such term, as applicable.

2. Amended Registered Agent/Registered Office

The amendment changes the certificate of formation to change the article or provision stating the name of the registered agent and the registered office address of the filing entity. The article or provision is amended to read as follows:

COPY

Registered Agent
(Complete either A or B, but not both. Also complete C.)

☐ A. The registered agent is an organization (cannot be entity named above) by the name of:

_____

OR

☐ B. The registered agent is an individual resident of the state whose name is:

_____

| _First Name_ | _M.I._ | _Last Name_ | _Suffix_ |

The person executing this instrument affirms that the person designated as the new registered agent has consented to serve as registered agent.

C. The business address of the registered agent and the registered office address is:

_____TX_____

| _Street Address (No P.O. Box)_ | _City_ | _State_ | _Zip Code_ |

3. Other Added, Altered, or Deleted Provisions

Other changes or additions to the certificate of formation may be made in the space provided below. If the space provided is insufficient, incorporate the additional text by providing an attachment to this form. Please read the instructions to this form for further information on format.

Text Area (The attached addendum, if any, is incorporated herein by reference.)

☑ **Add** each of the following provisions to the certificate of formation. The identification or reference of the added provision and the full text are as follows:

Add an additional 9,900,000 shares to be issued at par value set at $0.0001

☐ **Alter** each of the following provisions of the certificate of formation. The identification or reference of the altered provision and the full text of the provision as amended are as follows:

☐ **Delete** each of the provisions identified below from the certificate of formation.

Statement of Approval

The amendments to the certificate of formation have been approved in the manner required by the Texas Business Organizations Code and by the governing documents of the entity.

COPY

Effectiveness of Filing (Select either A, B, or C.)

A. ☑ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: _____

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: _____

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Date: _____

By: _____

_____
Signature of authorized person

Mike Oda
_____
Printed or typed name of authorized person (see instructions)

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Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Ruth R. Hughs
Secretary of State

Office of the Secretary of State

April 22, 2021

Attn: Liz True

Vela Wood
5307 E. Mockingbird Lane, Ste. 802
Dallas, TX 75206 USA

RE: Hylio Inc.
File Number: 802131199

It has been our pleasure to file the Miscellaneous for the referenced entity. Enclosed is the certificate evidencing filing. Payment of the filing fee is acknowledged by this letter.

If we may be of further service at any time, please let us know.

Sincerely,

Corporations Section
Business & Public Filings Division
(512) 463-5555

Enclosure

Come visit us on the internet at https://www.sos.texas.gov/
Phone: (512) 463-5555 | Fax: (512) 463-5709 | Dial: 7-1-1 for Relay Services
Prepared by: Lisa Sartin | TID: 10323 | Document: 1042769540002



Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Ruth R. Hughs
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Hylio Inc.
802131199

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Validation for the above named entity has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

Dated: 04/12/2021

Effective: 04/12/2021



Ruth R. Hughs
Secretary of State

Come visit us on the internet at https://www.sos.texas.gov/

Phone: (512) 463-5555
Prepared by: Deborah Rogers

Fax: (512) 463-5709
TID: 10303

Dial: 7-1-1 for Relay Services
Document: 1042769540002

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]



Hylio is taking reservations for a possible, upcoming round. Indicate interest today.

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Add to Watchlist

RESERVE NOW

Invest in Hylio

Autonomous Drones for Precision Agriculture

Hylio designs, manufactures, and provides innovative drone systems that automate precision agriculture processes. Using Hylio's technology, farmers & operators can apply crop treatments directly to problem areas, allowing farmers to increase yields while lowering costs and environmental impact.

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Reserve Now

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.

PRECISION AGRICULTURE
ELEVATE YOUR FARM
hylio

OVERVIEW | ABOUT | UPDATES | REWARDS | DISCUSSION | INVESTING FAQS

Reserve Now

PREVIOUSLY CROWDFUNDED
$5,540,592.33

REASONS TO INVEST

- Unique Innovation: Precision agriculture is here with Hylio's AgriDrones, offering streamlined autonomous crop care with a focus on support, safety, and American reliability.
- Significant Market Potential: Hylio's innovative UAS technology targets a $556B market by 2030, spanning Ag. Equipment ($377B), Drone Market ($100B), and Crop Protection ($79B).
- Proven Traction: Hylio has raised $8.38M* and generated over $30M+ in lifetime revenue, with $11M+ in 2024. Trusted by customers like USDA, Nutrien, Wilbur Ellis, and King Ranch.

*The company has raised $8.38M combined from private offerings and prior Reg CF offerings.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

TEAM



Arthur Erickson • CEO, Director
Arthur's interest in UAS began at UT Austin while studying aerospace engineering. As a researcher there, he optimized UAS controls. Seeing the potential of UAS, Arthur and his co-founders founded Hylio in 2015. Arthur has led many successful product launches and the company's rapid growth. As Hylio co-founder and CEO, Arthur focuses on business and product development, strategy, and scaling.
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Nikhil Dixit • CTO, Director
Nikhil Dixit received degrees in electrical engineering and computer science from UT Austin and went on to receive a master's in computer architecture. As a gifted software engineer, Nikhil joined NVIDIA while in school and was chosen to lead an AI project there. Now as Hylio co-founder and CTO, he leads dozens of engineers and programmers as they develop Hylio's groundbreaking products and technologies.
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Nick Nawratil • COO, Director
Nick Nawratil first began working with UAS while studying aerospace engineering at UT Austin. With experience as the founder of an Austin-based utilities company, he adds supply chain, logistics, and personnel management expertise to the Hylio team. As co-founder and COO of Hylio, he now leads the scaling of Hylio's manufacturing, fleet operations, support infrastructure, and regulatory compliance.
Read Less



Mike Oda • CFO, Director
A lifelong entrepreneur, Mike Oda began managing many of his family's businesses at a young age including: distribution of engineering products, housing development, a restaurant, and a Wagyu cattle ranch. While juggling those responsibilities, he received a degree in Finance UT Austin. As Hylio co-founder and CFO, he leads its finance and accounting teams to help guide the company's aggressive expansion.
Read Less

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THE PITCH

The Problem

We believe that current crop care methods can be dangerous, imprecise, and inefficient. In our view, these antiquated techniques must be replaced with smarter tools to sustainably produce more food on fewer acres to support a growing world population.



SPRAYING BY HAND
- Direct contact with potentially hazardous chemicals
- Slow and prone to human error
- Decreasing labor force

SPRAYING BY TRACTOR
- Expensive to purchase, operate, and maintain
- Tramples crops and causes harmful soil compaction
- Can't navigate challenging terrain or wet conditions

Airplanes & Helicopters
- Expensive to purchase, operate, and maintain
- Incapable of spot treatment and prone to pesticide drift issues
- Dangerous piloting conditions leading to fewer pilots and rising liability costs

OUR SOLUTION

Crop Care Transformed with Autonomous Drones



ELEVATE YOUR FARM WITH HYLIO!
Hylio's AgriDrone technology puts the power of precision agriculture into the farmer's hands.
EASY PLANNING WITH INTUITIVE SOFTWARE
Simple interface for planning treatments
HIGHER YIELDS WITH LOWER COSTS
Precision application to enhance results, lower costs
BOOST PRODUCTIVITY WITH SWARM TECH
Drone swarms cover thousands of acres

Hylio creates autonomous drone systems that are easy-to-use, effective, and reliable; putting the power of precision agriculture in the hands of farmers and operators everywhere. By combining functional and robust hardware with powerful, intuitive software, we deliver a turn-key solution that streamlines precise application of crop treatments. By using our technology, farmers boost their yields while minimizing costs and environmental impact.



hylio
AG-272
GET QUOTE
18 gallons
Tank Capacity
Up to 50 ac/hr @ 2gpa
Efficiency
$56,000
Drone Starts At
AG-230
GET QUOTE
8 gallons
Tank Capacity
Up to 50 ac/hr @ 1gpa
Efficiency
$31,000
Drone Starts At
AG-216
GET QUOTE
4.5 gallons
Tank Capacity
Up to 27.5 ac/hr @ 1gpa
Efficiency
$22,000
Drone Starts At
AG-210
GET QUOTE
2.5 gallons
Tank Capacity
Up to 15 ac/hr @ 1gpa
Efficiency
$18,000
Drone Starts At

HYLIO DRONES: Hylio offers a range of drone models at affordable price points to meet different customers' needs. Ranging from 2.5-gallon, to 18-gallon capacity, Hylio's AgriDrone platforms are extremely versatile. They are nimble enough to treat challenging areas such as fence lines, tree lines, and ditches. When deployed as a swarm, they can cover hundreds, or even thousands of acres per day, rivaling the capacity of traditional methods such as tractors and helicopters.



A
B
C
D
hylio

HYLIO SOFTWARE & CONTROLS: Hylio's state-of-the-art ground control software application, AgroSol

GCS, is designed in-house by Hylio's engineers and developers. Paired with Hylio's proprietary GroundLink Controller, a rugged Windows tablet with built-in RC functionality, users can access autonomous or manual control of AgriDrone swarms at the press of a button. A single operator can multiply their productivity by commanding up to three AgriDrones at a time from one GroundLink Controller.

THE OPPORTUNITY

Why Hylio?

Hylio's Story



2015
Hylio was founded in a dorm room by a group of American students at the University of Texas at Austin in early 2015.

2017-2019
As service providers, Hylio's used its early prototypes to treat 50,000+ acres of a wide variety of crops such as corn, soybeans, rice, and sugar cane.

2020
Shifting away from the service model, we moved up the value chain and focused on manufacturing and tech development. We began selling our systems to farmers, agribusinesses, and distributors across the US.

2021-2022
We oversubscribed our first Reg CF campaign on the StartEngine platform and used that capital to grow the team, launch new products, and expand our business.

2024+
Now with 550+ units sold, and $23M+ lifetime revenue, Hylio is raising again on the StartEngine platform to launch new products, expand production capabilities, and grow the team.



PUSHING THE BOUNDS OF DRONE TECHNOLOGY

ADVANCED AUTONOMY
Assign the plan, click "Takeoff", and let the AgriDrones do the rest

DEPLOY SWARMS
Deploy drone swarms to cover thousands of acres per season

PRECISION APPLICATION
RTK GPS and digital flowmeters enable centimeter-level precision for crop treatments

INTELLIGENT SYSTEMS
AI Optimized routing and detect & avoid sensors ensure safe and efficient operations

Regulatory leadership

Hylio is a pioneer in drone technology, evidenced in part by its groundbreaking achievement in February 2024: securing the first-ever US FAA approval for swarm operations with a single pilot. Swarm flying greatly increases the productivity of UAS technology, transforming the possibilities for the agricultural industry and beyond.

ESTABLISHING USA-BASED DRONE MANUFACTURING

At a time when it is more important than ever to know where your technology comes from, and how it's being used, we're here to do right by our investors, our customers, and our team of hard-working Americans by adhering to our mission of feeding more people, at lower costs with US-made systems.

Our products are manufactured at our headquarters in Richmond, Texas with both USA-made and globally-sourced components.



HYLIO HEADQUARTERS



MODERN MANUFACTURING
We use advanced manufacturing methods, such as CNC machining and 3D printing, to produce high quality components.
QUALITY CONTROL
Every Hylio AgroDrone is put through rigorous quality control testing before shipping out to customers.
CAREFUL CONSTRUCTION
Hylio technicians carefully follow manufacturing schematics to build the complex system of circuit boards, sensors, and structural components that form our AgriDrones.

THE MARKET & OUR TRACTION

Hylio - Tapping into a TAM of $556B



$377Bn
Agricultural Equipment
$100Bn
Drone Market
$556Bn
$79Bn
Crop Protection Market

Sources: Statista, Fortune, The Brainy Insights

Additional Market Sources: Grandview Research, SP Global

Hylio's UAS technology has broad applications across multiple industries. We believe our UAS technology will allow us to capture significant market share within a combined $556 billion market by 2030.



TRACTION
PREVIOUS FUNDING
approximately $1.6 million
REVENUE FIGURES
$23M Lifetime
$8M Q1-Q2 2024
REGULATORY LEADERSHIP
First-ever US FAA approval for ag-drone swarm flying
SECURITY ADVANTAGE
US-govt. vetted and secure, complying with NDAA
STRATEGIC EXPANSION
Deals secured with big industry players such as Nutrien and Wilbur Ellis
MARKET CAPTURE
Hylio has 10-20% of the market with 550+ units sold to 350+ unique customers



USDA Nutrien WILBUR-ELLIS Los Alamos NATIONAL LABORATORY
KING RANCH MITRE DAVEY Resource Group

WHY INVEST

Join the Agricultural Revolution with Hylio

We're back on the StartEngine platform to enlist your support to achieve our goal of becoming the world's leading provider of precision agriculture UAS technology.

With your help, we believe our technology can become the operating system for precision agriculture across the world, enabling millions of people to produce more food, easier, and at a fraction of the cost.

USE OF FUNDS





HYL-HYBRID



NEW PRODUCTION FACILITIES
Construct a 40,000 sq. ft. UAS factory to multiply production capabilities

LAUNCH NEW PRODUCTS
Develop and launch innovative new products such as hybrid powered UAS, crop scouting drones, Weed ID AI and more



MARKET EXPANSION
Pursue strategic partnerships and licensing deals with industry-leading manufacturers to unlock massive scale

The above is a rendering of a future product. Images are computer-generated demo versions. Product is still currently under development and is not yet available on the market

Secure your reservation in Hylio to become a stakeholder in the future of agriculture. Together, we will take farming to the next level. Elevate your farm, with Hylio!



ABOUT

HEADQUARTERS
1020 Agnes Road
Richmond, TX 77469

WEBSITE
View Site ⬏

Hylio designs, manufactures, and provides innovative drone systems that automate precision agriculture processes. Using Hylio's technology, farmers & operators can apply crop treatments directly to problem areas, allowing farmers to increase yields while lowering costs and environmental impact.

ALL UPDATES

12.02.25   ⤳

Hylio On Track To Blue UAS Cleared List



We're excited to share a significant milestone that validates Hylio's commitment to national security with American-Made manufacturing

Hylio's ARES HYL-150 unit, along with our GroundLink and AgroSol GCS Application, is currently undergoing Green UAS Certification through AUVSI.

This is huge news for several reasons:

1. Green UAS certification aligns with many of the cybersecurity and supply-chain requirements used in the DoD Blue UAS program, and may support future consideration for Blue UAS Cleared status. However, DoD approval and listing are not guaranteed and require a separate review process.

2. Applying for Green UAS certification involves a thorough evaluation of cybersecurity, supply chain security, and other critical aspects by government-approved appraisers. This process is designed to help ensure that our drones, control devices, and software meet rigorous security standards and align with best practices in the industry.

While Hylio's systems have always been fully NDAA compliant, we previously couldn't access the Blue List because it was limited to defense-specific applications. Earlier this year, an EO by the current administration's opened a viable path for companies like ours to be part of the Blue UAS Cleared List.

Green and Blue UAS listings are recognized frameworks that help demonstrate adherence to cybersecurity and supply chain security standards. While these listings may support consideration in procurement by federal, state, and other government-funded entities, each agency maintains its own approval and purchasing requirements.

This certification may support access to government procurement opportunities, which can include a wide range of potential contracts. Hylio's participation in the program is intended to position the company for consideration in these markets.

Over 1,000 investors have already backed Hylio's vision of revolutionizing American agriculture through secure, domestically-manufactured drone technology.

secure, domestically manufactured drone technology.

Join us for another potential raise. **[Indicate your non-binding interest today.]**

HYLIO IS TESTING THE WATERS UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAW NOR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, ATANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

11.27.25

From Team Hylio, Happy Thanksgiving!

Happy Thanksgiving from everyone at Hylio!

As we gather with family and friends this week, we wanted to take a moment to say thank you.

You're more than investors. You're partners in our mission. Every milestone we achieve is possible because you believed in us and took a chance on what we're building together.

Many of you have shared our story, connected us with others, and cheered us on through every step of this journey. Your support means everything to our team.

Thank you for believing in Hylio, and for being a part of this journey.

Wishing you and your loved ones a wonderful Thanksgiving filled with gratitude, good food, and great company!

With sincere appreciation,

The Hylio Team

Indicate your non-binding interest today.

HYLIO IS TESTING THE WATERS UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAW NOR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, ATANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

11.18.25

Tapping the $556B AgTech Market Opportunity

Secure up to 10% in bonus shares before our potential upcoming equity crowdfunding campaign.

If we proceed, we are considering raising up to $1.1M to tap into the $556B market opportunity.

🚜 **The Market Inefficiency is the $556 Billion Opportunity**

Hylio is positioned to capture meaningful portions of a $556 Billion Total Addressable Market (TAM) spanning Ag Equipment, Drones, and Crop Protection by 2030. This market size is fueled by the need to replace antiquated, inefficient, and often dangerous crop care methods:

→ Spraying by Tractor causes harmful soil compaction and tramples crops.

→ Airplanes & Helicopters are expensive, dangerous, and incapable of the spot treatment modern farming demands.

→ Hand Spraying is slow, prone to human error, and exposes the decreasing labor force to hazardous chemicals

🇺🇸 **Our Irreplaceable Competitive Edge:**

The drone market has long been dominated by foreign firms like DJI, who now face severe operational restrictions and supply chain concerns due to NDAA compliance. With a $50 million-backed U.S. competitor (Guardian) recently shutting down, we believe Hylio stands alone as the sole notable U.S. competitor in this critical, high-growth space. We are leveraging this position to aggressively scale up production of our new platforms (PHOTON, PEGASUS, ATLAS, and ACRA).

Don't miss this bonus window.
Indicate your non-binding interest now to be ready when we potentially launch.

HYLIO IS TESTING THE WATERS UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAW NOR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, ATANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

11.11.25

Hylio: $30M Rev, 800 Drones Sold, American-Made

If you're new here, welcome! 👋
And if you're a past investor, we're happy to see you again here.


hylio
AMERICAN-MADE
PRECISION AGDRONES

We are Hylio, and we are currently Testing the Waters for a potential upcoming equity crowdfunding campaign. We're currently testing the waters to gauge investor interest in a potential offering under Regulation CF. If we proceed, we're considering raising up to $1.1 million to scale our American manufacturing and seize the market opportunity.

We believe Hylio is the proven leader in American-made autonomous drone systems, possibly positioned to dominate the agricultural market. With approximately $30 million in lifetime revenue and over 800 drone units sold to date, we have established a proven operating history and maintain NDAA-compliant manufacturing capabilities that position us to compete effectively with foreign manufacturers.

To thank our early supporters, we are offering significant bonus shares to those who reserve early:

Reservations Bonus | 10% Bonus Shares
Reservation Holders in the Testing the Waters Phase will receive 10% bonus shares.

The next stage of our growth is now open for reservations.

Indicate your non-binding interest and join the American AgDrone revolution!

HYLIO IS TESTING THE WATERS UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

$404

Reservations Bonus

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

Select

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